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                                                                    EXHIBIT 16.1


April 26, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated April 26, 2004, of Orthodontic Centers of America and are in agreement with the statements contained in paragraphs two, three and four, except for the last statement (discussing the Company's remediation plans) for which we have no basis to agree or disagree on page 2 therein. In addition, we have no basis to agree or disagree with other statements of the registrant contained in paragraphs one and five.

Regarding the registrant's statement concerning a material weakness in internal controls, included in the fourth paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2003 financial statements.


         /s/ Ernst & Young LLP